SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34552; File No. 812-15310

Brighthouse Funds Trust I, et al;

April 1, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under Section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from Section 15(c) of the Act.

Summary of Application: The requested exemption would permit a Trust's board of trustees (the "Board") to approve new sub-advisory agreements and material amendments to existing sub-advisory agreements without complying with the in-person meeting requirement of Section 15(c) of the Act.

Applicants: Brighthouse Funds Trust I, Brighthouse Funds Trust II (each a "Trust" and collectively, the "Trusts"), and Brighthouse Investment Advisers, LLC ("BIA" or the "Adviser").

Filing Dates: The application was filed on February 17, 2022.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below.

Hearing requests should be received by the Commission by 5:30 p.m. on April 26, 2022, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESS: The Commission: Secretarys-Office@sec.gov. Applicants: Kristi Slavin, Brighthouse Investment Advisers, LLC, 125 High Street, Suite 732, Boston, Massachusetts 02110, Brian D. McCabe Esq, Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, Massachusetts, 02199, Jeremy C. Smith, Esq, Ropes & Gray LLP, 1211 Avenue of the Americas, New York, New York 10036.

FOR FURTHER INFORMATION CONTACT: Lisa Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated February 17, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary